Exhibit 99.1

Ecopetrol Business Group presents First Quarter 2017 Results

•	Group´s net income in the first quarter was COP 886 billion, which represents an increase of 144% versus the same quarter of 2016.

•	The operational excellence of the quarter was reflected on an Ebitda of COP 5.8 trillion, the highest of the last two years, reaching an Ebitda margin of 43.5% and a solid cash position of COP 17. 5 trillion.

•	The successful exploratory wells Gorgon-1 and Purple Angel -plus Kronos (2015)- in the Colombian Caribbean Offshore suggest the existence of a new gas province in that zone.

Bogotá, May 11, 2017. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) today announced the Business Group’s financial results for the first quarter of 2017, prepared and presented in billions of Colombian pesos (COP) in accordance with International Financial Reporting Standards (IFRS) applicable in Colombia.

Table 1: Consolidated Financial Results - Ecopetrol Business Group

A	B	C	D	E
COP Billion	1Q 2017*	1Q 2016*	∆ ($)	∆ (%)
Total Sales	13,371	10,485	2,886	27.5%
Operating Profit	3,299	1,599	1,700	106.3%
Net Income Consolidated	1,073	611	462	75.6%
Non-Controlling Interests	(187)	(248)	61	(24.6)%
Net Income Attributable to Owners of Ecopetrol	886	363	523	144.1%

EBITDA	5,813	4,137	1,676	40.5%
EBITDA Margin	43.5%	39.5%

* Figures are not audited. They are included for illustrative purposes only.

Figures in this report are not audited. They are expressed in billions of Colombian pesos (COP) or million US dollars (USD); thousands of barrels of oil equivalent per day (mboed) o tons; and are so noted where applicable.

For presentation purposes some figures in this report were rounded to the nearest decimal.

In the opinion of Ecopetrol S.A. CEO Juan Carlos Echeverry G.:

“Ecopetrol had an outstanding first quarter of 2017. We feel confident in our corporate strategy and the results we have obtained. We have overcome challenges to achieve profitable and safe operations as reflected in our financial results.

During the quarter, Ecopetrol had three important achievements in its exploration campaign: the Purple Angel and Gorgon-1 discoveries on the Colombian coast, and Boranda in the Middle Magdalena Valley, all of which demonstrate our commitment to operational excellence.

Operational and financial results were outstanding: our EBITDA margin of 43.5% is one of the highest in the industry, and we have a solid cash position of COP 17.5 trillion. These results reflect: i) greater efficiency and cost reductions through the Transformation Plan, ii) capital discipline, and iii) better crude prices and margins versus Brent.

1

Average production was 712 thousand barrels of oil equivalent per day. During the year, public order situations and operational events have occurred, such as the temporary closure of the Caño Limón - Coveñas oil pipeline, which negatively impacted our production. The pipeline returned to normal on April 7. We also note the positive performance of Hocol and Ecopetrol America, which significantly contributed to all the subsidiaries’ increasing their production by 23% versus the first quarter of 2016.

Reficar completed tests of four additional plants, for a total of 25 units, 74% of the refinery’s 34 units. The Barrancabermeja refinery saw stable operations, establishing itself as an efficient and profitable refinery.

Sales strategy helped capture market opportunities for international sales, generating a significant improvement in Ecopetrol’s export basket. For the quarter, the spread of the crude basket versus Brent was -8.30 dollars, 1.80 dollars better than the same period in 2016.

The transport segment has consolidated its business integration. The reversion of the Bicentenario oil pipeline was completed, allowing it to carry crude from the Caño Limón field and thus mitigate the impact of eventual closures of the Caño Limón - Coveñas pipeline. During the quarter, successful tests were carried out of the transport of heavy crude at 600 centistokes (a measurement of viscosity), and we will continue with the goal of extending this capacity to other oil pipeline systems.

Structural savings during the quarter totaled COP 150 billion; the savings goal for the year is COP 740 billion. We highlight savings of COP 52 billion from the lower dilution cost for heavy crudes.

Ecopetrol remains focused on being a profitable company, committed to the country’s development and care for the environment. We will continue to follow our strategic plan as a road map for delivering remarkable results aimed at value creation and sustainability.”

2

Ecopetrol Business Group presents First Quarter 2017 Results

I.	Consolidated Financial Results	4
a.	Sales Volumes	4
b.	Price Behavior: Crude, Products and Natural Gas	5
c.	Income Statement	6
d.	Balance Sheet	9
e.	Results by Segment	10
f.	Filing of the 20F report for the fiscal year ended December 31, 2016	12
g.	Results of Initiatives to Reduce Costs and Expenses	12
II.	Operating Results	13
a.	Investments	13
b.	Exploration	13
c.	Production	14
d.	Transport	17
e.	Refining	18
III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)	20
a.	Organizational consolidation	20
b.	Corporate Responsibility	20
IV.	Presentations on Quarterly Results	21
V.	Ecopetrol Group Appendices	22
VI.	Appendices on Results of Subordinated Companies and Equity Interests	27
VII.	Business Group Debt	35

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I.	Consolidated Financial Results

a.	Sales Volumes

Table 2 – Sales Volumes - Ecopetrol Business Group

A	B	C	D
Local Sales Volume (mboed)	1Q 2017	1Q 2016	∆ (%)
Crude Oil	12.4	15.8	(21.5)%
Natural Gas	72.0	86.8	(17.1)%
Gasoline	109.2	106.5	2.5%
Medium Distillates	146.3	139.7	4.7%
LPG and Propane	18.1	16.8	7.7%
Fuel Oil	8.4	6.9	21.7%
Industrial and Petrochemical	18.8	19.7	(4.6)%
Total Local Sales	385.2	392.2	(1.8)%

Export Sales Volume (mboed)	1Q 2017	1Q 2016	Cambio %
Crude Oil	439.8	463.5	(5.1)%
Products	113.3	131.4	(13.8)%
Natural Gas	5.9	1.6	268.8%
Total Export Sales	559.0	596.5	(6.3)%

Total Sales Volume (mboed)	944.2	988.7	(4.5)%

The Business Group’s crude production fell 25 mboed in the first quarter of 2017 compared with the first quarter of last year, which led to a decline in volumes sold. Sale volume was 944.2 mboed, representing approximately 95.5% of total sales in the first quarter of 2016. 40.8% of total sales was delivered to the domestic market and the remaining 59.2% to the international market.

Colombian market: Local sales in the first quarter of 2017 were 385.2 mboed, representing the same share of total sales as in the first quarter of 2016. Highlights included:

•	Higher diesel sales, given the higher demand in the mining sector and the recovery of oil services operations in the country, as well as increased sales of gasoline due to a reduction in the ethanol mix from 8% to 6%.
•	Increased sales of fuel oil due to the recovery of the marine diesel market and better quality specifications of the product.
•	Lower gas sales for thermal power generation due to the absence of the El Niño phenomenon, which supported the demand for natural gas in the first four months of the previous year.

It is important to note that a portion of the diesel production of Reficar began to be sold in the local market, reducing the need for imports.

International market: Volumes exported in the first quarter of 2017 were 559 mboed, a decrease of 6.3% as compared to the first quarter of 2016. This performance is largely explained by:

•	Lower crude exports due to interruptions in the availability of the Caño Limón Coveñas oil pipeline.
•	Lower exports of fuel oil due to less production in the Barrancabermeja refinery that is delivering products that are more valuable.
•	The strategy implemented to increase sales to thermal power generation clients located in the Free Trade Zone, based on the competitiveness of natural gas price.

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Table 3 – Export Destinations - Ecopetrol Business Group

A	B	C	D
Crude (mbod)	1Q 2017	1Q 2016	∆ (%)
Asia	101.4	77.9	23.0%
U.S. Gulf Coast	115.8	202.1	26.3%
U.S. West Coast	62.6	55.2	14.2%
U.S. East Coast	42.8	16.4	9.7%
Europe	20.9	59.9	4.7%
Central America / Caribbean	62.3	29.1	14.2%
South America	0.0	11.9	0.0%
Other	34.0	11.0	7.7%
Total	439.8	463.5	100.0%

Products (mboed)	1Q 2017	1Q 2016	∆ (%)
Asia	20.3	8.4	18.0%
U.S. Gulf Coast	10.7	27.0	9.4%
U.S. West Coast	0.0	19.8	0.0%
U.S. East Coast	14.2	21.3	12.5%
Europe	6.9	0.4	6.1%
Central America / Caribbean	43.2	34.9	38.1%
South America	16.2	5.8	14.3%
Other	1.9	13.8	1.6%
Total	113.3	131.4	100.0%

Note: Information subject to change after the close of the quarter, as some destinations are reclassified according to the end result of the exports

Crude: In the first quarter of 2017, Ecopetrol decided to increase its share of exports to the Asian market in order to benefit from the higher demand for crude observed in this region. It also saw a larger share of exports to the markets in the east and west coast of the United States, increasing direct sales to refiners with long-term contracts and new clients. This resulted in lower share of exports to the US Gulf and European markets.

Products: To capture the increased demand in Asia for marine fuels and take advantage of the lower availability of bottoms associated with fewer exports from Russia, Ecopetrol decided to increase its share of exports to that market. For Reficar products, we directed our exports of naphtha to South America to take advantage of the petrochemical markets in Brazil and diesel to the Caribbean and Central America, seeking higher sales prices for our products.

b.	Price Behavior: Crude, Products and Natural Gas

Table 4 – Average Prices for Benchmark Crudes

A	B	C	D
USD/Bl	1Q 2017	1Q 2016	∆ (%)
Brent	54.6	35.2	55.1%
WTI	51.8	33.6	54.2%

Source: Platts and Bloomberg.

Table 5 – Average Weighted Sales Price - Ecopetrol Business Group

A	B	C	D	E
USD/Bl	1Q 2017	1Q 2016	∆ (%)	Volume (mboed) 4Q 2016
Crude Oil Basket	46.3	25.1	84.5%	452.2
Refined Products Basket	61.4	41.6	47.6%	414.1
Natural Gas Basket	23.3	25.0	(6.8)%	77.9
				944.2

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Crude: In the first quarter of 2017 Ecopetrol obtained lower discounts versus Brent in its selling prices for heavy and intermediate crude, strengthening the crude sales basket by 1.8 USD/Bl as compared to results from the first quarter of 2016 (crude basket spread vs. Brent: 1Q 2017: -8.3 USD/Bl vs. 1Q 2016: -10.1 USD/Bl). The result is explained by: i) the strategy of selling to markets that generate higher value, ii) the effects of the production cuts in OPEC countries, iii) higher Asian demand, and iv) lower supply from Canada.

Products: The basket for refined products remained almost unchanged and was in line with the recovery in international prices, supported by higher demand for refined products, principally medium distillates, due to the reactivation of the mining industry worldwide and good gasoline margins observed at the beginning of the year.

Natural Gas: Natural gas sales prices are consistent with market structures and current contracts. Prices were lower compared to the first quarter of 2016, given that during that period, to cover electricity generation during the El Niño phenomenon, contracts with the thermal power sector were set under a specific regulation.

c.	Income Statement

Earnings for the first quarter were COP 886 billion, as compared to COP 363 billion during the same period of the previous year. The higher international benchmark prices and optimizations achieved through the Transformation Plan allowed the Business Group to obtain a quarterly EBITDA of COP 5.81 trillion, the highest of the past two years, and an EBITDA margin of 43.5%, versus 39.5% during the same period of the previous year.

Table 6 – Income Statement – Ecopetrol Business Group

A	B	C	D	E
COP Billion	1Q 2017*	1Q 2016*	∆ ($)	∆ (%)
Local Sales	6,716	6,032	684	11.3%
Export Sales	6,655	4,453	2,202	49.4%
Total Sales	13,371	10,485	2,886	27.5%
DD&A Costs	2,022	1,642	380	23.1%
Variable Costs	5,401	4,306	1,095	25.4%
Fixed Costs	1,723	1,498	225	15.0%
Cost of Sales	9,146	7,446	1,700	22.8%
Gross Profits	4,225	3,039	1,186	39.0%
Operating Expenses	926	1,440	(514)	(35.7)%
Operating Income	3,299	1,599	1,700	106.3%
Financial Income (Loss)	(1,019)	(136)	(883)	649.3%
Share of Profit of Companies	31	(27)	58	(214.8)%
Income Before Income Tax	2,311	1,436	875	60.9%
Provision for Income Tax	(1,238)	(825)	(413)	50.1%
Net Income Consolidated	1,073	611	462	75.6%
Non-Controlling Interests	(187)	(248)	61	(24.6)%
Net Income Attributable to Owners of Ecopetrol	886	363	523	144.1%

EBITDA	5,813	4,137	1,676	40.5%
EBITDA Margin	43.5%	39.5%

* These values are presented solely for illustration purposes. Unaudited.

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Sales revenue for the first quarter of 2017, as compared to the same period the previous year, was up 27.5% (+COP 2.89 trillion), as a combined result of:

a)	Higher prices for the weighted average ba sket of crude, gas and products, which were up USD 19/Bl (+COP 4.81 trillion), largely reflecting the price behavior of the Brent crude benchmark.
b)	A lower average exchange rate on revenue earned, from COP 3,239/USD (1Q 2016) to COP 2,873/USD (1Q 2017), negatively impacting total revenue (-COP 1.14 trillion).
c)	Lower sales volume effect (-COP 451 billion):
•	Lower volume of crude sales (-27 mbod), down COP 318 billion due mainly to lesser availability of the transport systems as a result of attacks on the Caño Limón Coveñas oil pipeline.
•	Lower volume of refined and petrochemical product sales (-7 mboed), down COP 25 billion due to the combined effect of: i)adding value to short residue (feedstock of fuel oil) in higher value streams, allowing higher middle distillate yields, and ii) increased fuel volumes due to the entry into operation of all of the Reficar units and a larger automobile fleet in the domestic market.
•	Lower volumes of gas sales (-10 mboed), down COP 108 billion given the country’s lower thermal demand due to the end of the El Niño phenomenon.
d)	Lower revenue from transport services, down COP 325 billion, due to the following:
•	In the first quarter of 2016, the Company earned revenue from services provided to Pacific E&P for the Rubiales field; once the contract reverted in July 2016, those services were no longer invoiced to third parties.
•	Lower volumes transported, due to the nationwide production decline.
•	A lower average exchange rate on fees denominated in dollars.

Cost of sales in the first quarter of 2017 rose 22.8% (+COP 1.70 trillion), versus the same period the previous year, as a result of the following:

•	Depreciation and amortization: Up 23.1% (+COP 380 billion), due largely to:
o	Entry into operation of all of the Reficar units.
o	Greater depreciation at Ecopetrol America Inc. resulting from the start of operations of the Gunflint field in August 2016.
o	Incorporation of fewer reserves in 2016 versus 2015 and lower production volume.

•	Variable costs: Increase of 25.4% (+COP 1.1 trillion):
o	Higher cost of purchases of crude, gas and products (+COP 1.74 trillion), which was the net effect of:
▪	Average price effect of domestic purchases and imports of crude and products, totaling +COP 2.48 trillion.
▪	A lower average exchange rate on purchases (-COP 587 billion), from COP 3,248/USD (1Q 2016) to COP 2,922/USD (1Q 2017).
▪	Purchase volumes (-COP 159 billion): i) lower fuel imports (-COP 408 billion, -30 mboed) at Reficar and Ecopetrol due to the start of operations of the new refinery, ii) higher imports of crude (+COP 415 billion, +43 mbod) at Reficar for its operations, iii) fewer purchases of diluting agent (-COP 54 billion) associated with lower production and optimizations implemented by the Transformation Plan (-4 mbod), and iv) fewer purchases of petrochemicals and other products (-COP 112 billion).
o	Lower cost of transport services (-COP 70 billion) due to optimized use of tanker cars at Ecopetrol and Hocol S.A.
o	Change in inventory (-COP 516 billion), largely due to the accumulation of inventory at Ecopetrol given the transport restrictions in the Caño Limón Coveñas oil pipeline.

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•	Fixed costs: Up 15% (+COP 225 billion):
o	Increase in maintenance costs (+COP 145 billion) primarily at the Caño Sur, La Cira-Infantas, Castilla and Chichimene fields, with the reversion of the Rubiales field (given that in 1Q16 Ecopetrol S.A. did not hold a 100% interest), and scheduled maintenance at Reficar and subsidiaries in the transport segment.
o	Increased labor costs (+COP 133 billion) caused largely by the payment of variable compensation in 2017.
o	Other items, particularly optimizations achieved by implementation of our Transformation Plan.

In the first quarter of 2017, the results were negatively affected by COP 9 billion due to attacks on infrastructure. This included the repair of transport systems, the removal of illegal connections, the reconnection of oil pipeline operations and the decontamination of areas.

Gross margin in the first quarter of 2017 was 31.6%, as compared to 29% in the same quarter the previous year, due to higher international oil prices and cost-reduction efforts implemented by the Company.

Operating expenses, including exploration expenses, fell 35.7% (-COP 514 billion), largely due to: i) the drop in the wealth tax expense, given the rate reduction (1% in 2016 to 0.4% in 2017), ii) lower environmental provisions for projects, and iii) lower exploratory expenses as a result of fewer dry wells recorded during the period and less seismic activity.

Net financial income (non-operational) showed a change of -COP 883 billion, represented by an expense of COP 1.02 billion in the first quarter of 2017, versus -COP 136 billion the first quarter of the previous year, as a net result of:

a)	Change in the result due to exchange rate differences (-COP 1.07 trillion): A loss was posted (-COP 449 billion) in the first quarter of 2017, versus a gain (+COP 625 billion) during the same period the previous year. This difference was due to the negative impact of the 3.8% appreciation in the Colombian peso versus the dollar in the net asset position in dollars in 2017. In contrast, the 3.8% appreciation of the Colombian peso versus the dollar in the first quarter of 2016 had a positive impact in our consolidated result given that we had a net liability position in dollars in 2016.

b)	Lower net interest expense (COP 63 billion), primarily due to: i) higher financial returns given the Company’s liquidity position, ii) lower interest rate on local loans indexed to the Consumer Price Index (CPI), iii) positive effect of the decline in the exchange rate on interest associated with our foreign-currency debt, partially offset by iv) the recognition of interest on the Reficar’s debt, a portion of which was capitalized in early 2016.

c)	Positive change (+COP 106 billion) in hedging activities involving exchange rate derivatives executed by Ocensa upon posting gains of COP 70 billion versus a loss of COP 36 billion during the first quarter of the previous year.

d)	Other items (+COP 22 billion).

Share of profit of companies was up COP 58 billion, largely due to the better results of Equion and Offshore International Group (Savia).

The effective tax rate for the first quarter of 2017 was 53.6%, lower than that posted in the first quarter of the previous year (57.5%), primarily due to the lower wealth tax rate, as it is a non-deductible item.

Net profit attributable to Company shareholders for the first quarter of 2017 totaled COP 886 billion, as compared to COP 363 billion the same period the previous year.

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EBITDA in the first quarter of 2017 was COP 5.81 trillion, the highest of the past eight quarters, with an EBITDA margin of 43.5% as compared to the COP 4.14 trillion of EBITDA (margin of 39.5%) in the first quarter of 2016.

d.	Balance Sheet

Table 7 – Balance Sheet – Ecopetrol Business Group

A	B	C	D	E
COP Billion	March 31, 2017*	December 31, 2016*	∆ ($)	∆ (%)
Current Assets	25,417	24,129	1,288	5.3%
Non Current Assets	95,081	97,178	(2,097)	(2.2)%
Total Assets	120,498	121,307	(809)	(0.7)%

Current Liabilities	17,081	16,387	694	4.2%
Non-Current Liabilities	58,000	59,601	(1,601)	(2.7)%
Total Liabilities	75,081	75,988	(907)	(1.2)%
Equity	45,417	45,319	98	0.2%
Total Liabilities and Equity	120,498	121,307	(809)	(0.7)%

* These values are presented solely for illustration purposes. Unaudited.

Assets declined by COP 809 billion versus the end of 2016, primarily due to the net effect of:

•	Lower property, plant and equipment, natural resources and intangibles (-COP 2.63 trillion), primarily because of: i) depreciation and amortization posted during the quarter, (ii) negative effect of the conversion of assets of subsidiaries with functional currencies other than the Colombian peso, partially offset by iii) investments made.
•	Reduction in the deferred income tax asset (-COP 376 billion) generated primarily by differences in the calculation of the income tax provision between taxable and book items.
•	Reduction in commercial accounts and other accounts receivable (-COP 317 billion), primarily due to collection of the credit balance from the gasoline and diesel price stabilization fund.
•	Increase in other financial assets (+COP 2.68 trillion), primarily due to the investment of funds from operating activities associated with higher international benchmark prices and collection of the credit balance from the gasoline and diesel price stabilization fund.
•	Changes in other assets (-COP 175 billion).

Total liabilities fell COP 907 billion compared to December 2016, primarily from the effect of:

•	Reduction in the Colombian peso value of the group’s debt (-COP 1.81 trillion), due primarily to the effect of the peso’s 3.8% appreciation against the dollar during the first quarter on our foreign currency debt.

As of March 31, 2017, the group’s total debt was COP 50.4 trillion, 87% of which is denominated in foreign currency and 13% in local currency. Of the total foreign currency debt, USD 10.5 billion are financial instruments for natural hedging whose exchange rate valuation affects net equity.

•	Reduction in commercial accounts payable (-COP 58 billion) explained largely by the combined effect of: i) lower accounts payable to suppliers and withholding at source, offset by ii) an increase in accounts payable due to dividends decreed by Ecopetrol S.A. at the 2017 General Shareholders’ meeting, totaling COP 946 billion.
•	Increased taxes payable (+COP 784 billion) primarily due to recognition of the wealth tax and the new carbon tax applicable to all oil derivative products starting in 2017.

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•	Increase in the deferred income tax liability (+COP 181 billion) generated primarily by differences in the calculation of the income tax provision between taxable and book items.
•	Other changes in liabilities (-COP 3 billion).

Total net equity was COP 45.4 trillion, COP 43.8 trillion of which is attributable to Ecopetrol shareholders and COP 1.6 trillion to non-controlling shareholders. This was up COP 98 billion over December 2016, primarily due to the combined effect of: i) the increase due to the quarterly earnings, ii) the gain in cash-flow and net investment hedges, partially offset by iii) the loss due to the conversion to pesos of the assets and liabilities of our subsidiaries with functional currencies other than the Colombian peso, and iv) the transfer to liabilities of dividends payable on 2016 earnings.

e.	Results by Segment

Table 8 – Income Statement – By Segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining & Petrochem.		Transportation & Logistics		Eliminations		Ecopetrol Consolidated
COP Billion	1Q 2017*	1Q 2016*	1Q 2017*	1Q 2016*	1Q 2017*	1Q 2016*	1Q 2017*	1Q 2016*	1Q 2017*	1Q 2016*
Total Sales	8,099	5,618	6,987	5,291	2,496	3,129	(4,211)	(3,553)	13,371	10,485
	1,487	1,212	264	185	271	245	0	0	2,022	1,642
Variable Costs	2,890	2,634	5,848	4,087	114	114	(3,451)	(2,529)	5,401	4,306
Fixed Costs	1,637	1,608	382	359	406	468	(702)	(937)	1,723	1,498
Cost of Sales	6,014	5,454	6,494	4,631	791	827	(4,153)	(3,466)	9,146	7,446
Gross profit	2,085	164	493	660	1,705	2,302	(58)	(87)	4,225	3,039
Operating Expenses	485	801	362	565	136	248	(57)	(174)	926	1,440
Operating Profit	1,600	(637)	131	95	1,569	2,054	(1)	87	3,299	1,599
Financial Income (Loss)	(730)	123	(240)	(21)	(49)	(135)	0	(103)	(1,019)	(136)
Share of profit of companies	27	(29)	4	4	0	(2)	0	0	31	(27)
Provision for Income Tax	(468)	149	(110)	(211)	(660)	(763)	0	0	(1,238)	(825)
Net Income Consolidated	429	(394)	(215)	(133)	860	1,154	(1)	(16)	1,073	611
Non-controlling interests	0	0	0	3	(187)	(251)	0	0	(187)	(248)
Net income attributable to owners of Ecopetrol	429	(394)	(215)	(130)	673	903	(1)	(16)	886	363

EBITDA*	3,321	971	558	580	1,935	2,499	(1)	87	5,813	4,137
EBITDA Margin	41.0%	17.3%	8.0%	11.0%	77.5%	79.9%	0.0%	(2.4%)	43.5%	39.5%

* These values are presented solely for illustration purposes. Unaudited.

Exploration and Production

Revenue from the first quarter of 2017 was up 44.2% (COP 2.48 trillion) as compared to the same period the previous year, primarily due to the higher prices of the crude basket. This increase was partially offset by lower volumes of crude sales due to the suspension of operations at the Caño Limón oil pipeline, the effect associated with the lower average exchange rate over the exports and the less sales of natural gas due to the absence of the El Niño phenomenon in 2017.

The segment’s cost of sales rose 10.3% (COP 560 billion) as compared to the first quarter of the previous year, as a result of: i) higher costs of crude purchases and imports of naphtha due to the rise in prices, ii) higher maintenance costs due to the increased activity at the Caño Sur, La Cira-Infantas, Chichimene and Castilla fields, as well as the startup of direct operations at the Rubiales field, iii) greater depreciation and amortization at Ecopetrol America Inc. due to the start of operations of the Gunflint field in August 2016, and iv) lower incorporation of reserves in 2016 versus 2015. The above increases were partially offset by the capitalization of Ecopetrol S.A.’s inventory, given the transport restrictions at the Caño Limón Coveñas oil pipeline, the lower cost of transport services due to the optimized use of tanker cars, and the effect of the exchange rate appreciation on rates denominated in dollars.

In operating expenses we note a reduction of 39.5% (-COP 316 billion) versus the first quarter of 2016, due primarily to the reduction in the wealth tax expense and exploratory expenses as a result of lower recognition of dry wells and lower seismic activity. The segment saw an operating margin of 19.8%, versus a negative margin in 2016 of -11.3%.

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Net financial income was down COP 853 billion due to an expense of COP 730 billion in the first quarter of 2017, versus a gain of COP 123 billion during the same period the previous year, as a result of: i) the negative impact of the 3.8% appreciation of the Colombian peso against the dollar in the net asset position in dollars, partially mitigated by ii) lower net financial expenses due to higher financial returns, given the Company’s liquidity position, and iii) lower interest rates on local loans indexed to the CPI.

As a net result, the segment yielded a gain attributable to shareholders of COP 429 billion in the first quarter of 2017, versus a loss of COP 394 billion during the same period in 2016.

The segment’s EBITDA for the first quarter of 2017 was COP 3.32 trillion (EBITDA margin of 41)%, versus COP 971 billion (EBITDA margin of 17.3)% during the same period in 2016.

Refining and Petrochemicals

Revenue in the first quarter of 2017 rose 32.1% (+COP 1.7 trillion) versus the same period the previous year, due primarily to higher sales volumes at the Cartagena and Barrancabermeja refineries, with higher sales prices in line with international price behavior; this positive effect was reduced by the impact of the peso appreciation presented during the period.

The segment’s cost of sales rose 40.2% compared to the same period the previous year (+COP 1.86 trillion), due to the higher prices of raw materials, following the increase in international crude prices.

Operating expenses fell (-COP 203 billion) in the first quarter of 2017 compared to the same period the previous year, due largely to a lower wealth tax burden and the disposal of the old LPG plant from the Barrancabermeja Refinery in the first quarter of 2016.

The segment posted operating profit of COP 131 billion in the first quarter of 2017, 37.9% higher than the same period the previous year (COP 95 billion).

Net financial income showed a higher expense (-COP 219 billion) versus the first quarter of 2016, explained primarily by the previously noted appreciation of the Colombian peso/US dollar exchange rate associated with the segment’s asset position and higher financial expenses due to the non-capitalization of interest as a result of the entry into operation of all the Cartagena Refinery units.

The segment’s EBITDA for the first quarter of 2017 totaled COP 558 billion (margin of 8.0)%, versus COP 580 billion in the first quarter of 2016 (margin of 11.0)%, due primarily to the revenue impact of the peso appreciation.

Transport and Logistics

Revenue from the first quarter of 2017 fell 20.2% versus the same period the previous year (-COP 633 billion) due primarily to the lower volume transported in oil pipelines as a result of the decline in the country’s crude production and the negative effect of the appreciation of the average exchange rate on dollar rates.

Cost of sales excluding depreciation and amortizations fell 10.6% (-COP 62 billion) due to our ongoing program to optimize operating and maintenance costs. Depreciations partially offset this fall with an increase of 10.6% (COP 26 billion).

Operating costs fell COP 112 billion versus the same period the previous year, because of the lower wealth tax and the payment received from Total to Ocensa for filling the line in the first quarter of 2016.

Net financial expense decreased by COP 86 billion as compared to the same period the previous year, primarily due to the gain associated with exchange rate derivative hedging activities executed by Ocensa, partially offset by the negative impact of exchange rate difference on the segment’s net asset position.

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As a final result, the segment posted net profit attributable to Ecopetrol shareholders of COP 673 billion, versus COP 903 billion for the same period in 2016.

The segment’s EBITDA for the first quarter of 2017 totaled COP 1.93 trillion (EBITDA margin 77.5)%, versus COP 2.5 trillion (EBITDA margin 79.9)% for the same period the previous year. Approximately 37% of this segment’s total EBITDA is generated by transactions with third parties.

f.	Filing of the 20F report for the fiscal year ended December 31, 2016

Ecopetrol S.A. was unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2016 in a timely manner without unreasonable effort or expense.

As disclosed in the Ecopetrol´s annual report on Form 20-F for the fiscal year ended December 31, 2015, as a result of the delays and cost overruns experienced by the Cartagena Refinery Expansion Project, the Prosecutor’s Office (Fiscalía General de la Nación), among other control entities, initiated a process of gathering and reviewing information about the Ecopetrol’s wholly owned subsidiary Refinería de Cartagena S.A.

In connection therewith, on April 27, 2017, the Prosecutor’s Office announced in a press release that it may be charging (i) former executives and officials of Ecopetrol and Reficar, (ii) one current employee of Ecopetrol who has been assigned to work in Reficar, (iii) two executives of Chicago Bridge & Iron Company, the main contractor in charge of the project, and (iv) Reficar’s statutory auditor from 2013 to 2015, with the alleged crimes of document forgery, illegal interest in the execution of agreements, misappropriation of funds and unjustified enrichment.

Ecopetrol requires additional time to analyze this announcement with its independent auditors and with its Audit Committee. Ecopetrol is working diligently to finalize the 2016 Annual Report.

Ecopetrol has complied with all the information that has been required by local control entities. We are committed with our transparency value and will comply with the requirements in order to conclude the investigations successfully.

g.	Results of Initiatives to Reduce Costs and Expenses

Continuing with the savings plan established by the Company, an overall goal of COP 740 billion in cost saving measures has been set for 2017. This goal is primarily leveraged on upstream and downstream activities and on procurement and services.

As a result of efforts made by the business units, as of the close of the first quarter of 2017, structural efficiencies totaling COP 150 billion had been achieved, as follows: i) COP 52 billion on heavy crude dilution strategies, ii) COP 49 billion on revenue and margin strategies for the Barrancabermeja refinery, iii) COP 20 billion on procurement and services strategies, iv) COP 16 billion on sub-soil and surface maintenance strategies, and (v) COP 7 billion on optimization of crude and gas purchases for the Barrancabermeja refinery.

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II.	Operating Results

a.	Investments

Table 9 - Investments by segment - Ecopetrol Business Group

A	B	C	D	E
2016 - USD millones	Ecopetrol S.A.	Affiliates and Subsidiaries**	Total	Share
Production	167.0	19.5	186.5	59.8%
Refining, Petrochemicals and Biofuels	2.2	39.8	42.0	13.5%
Exploration	37.0	10.8	47.8	15.3%
Transportation	0.0	35.7	35.7	11.4%
Corporate	0.1	0.0	0.1	0.0%
Total	206.3	105.8	312.1	100.0%

Investments as of March 2017 totaled USD 312 million (66% in Ecopetrol S.A. and 34% in affiliates and subsidiaries), distributed as follows:

Production: (59.8)% The Ecopetrol drilling campaign was concentrated in the Castilla fields, with 16 wells, and completion of the Rubiales field’s Module B1 (72 wells). In the case of subsidiaries, we note the drilling activities and facilities of Hocol at Bonga Mamey, Malacate and Guarrojo; in Ecopetrol America, the activities at Gunflint and the continuity of K2.

Exploration: (15.3)% Continuation of Ecopetrol’s exploratory activities at Clúster Kronos corresponding to the Purple Angel appraisal well and the A3 Gorgon-1 well. Seismic tests in Brazil and phasing lease sales in Ecopetrol America.

Refining, Petrochemicals and Biofuels: (13.5)% Activities for the close of the Reficar project and investments for operational continuity were made. In Bioenergy, progress was made on the plant’s commissioning and start-up.

Transport: (11.4)% These investments related to progress at the close of the Ocensa P135 project and in the execution of the heavy crudes project at Oleoducto de Colombia (ODC).

b.	Exploration

In the first quarter of the year Ecopetrol completed drilling of the Purple Angel well in the Colombian Caribbean in joint venture with Anadarko (operating company). The well achieved total depth on February 25 and confirmed the extent of the gas deposit discovered with the Kronos-1 well in 2015. The well achieved total depth of 4,795 meters, including a 1,835 meter layer of water, and recorded intervals with the presence of gas (“pay”), the total thickness of which is estimated at between 21 and 34 meters.

The Bolette Dolphin, the state-of-the-art drilling vessel employed in this operation, reinitiated drilling of the Gorgon-1 well last February 25 in the same exploratory block (Purple Angel), located 27 kilometers northeast of the Purple Angel-1 well. This well (Gorgon-1) achieved total depth on April 10 and on May 3 reported the presence of gas in zones between 3,675 and 4,415 meters under sea level. Intervals of net gasiferous sand were encountered which, according to preliminary results, totaled 80 to 110 meters. The Gorgon-1 well set a record for the country, as it passed through the largest water layer in the history of Colombian off-shore drilling, 2,316 meters.

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The drilling of these wells, the Purple Angel and Gorgon-1, proved the existence of gas in a structure located in the same geological system as the Kronos field (well drilled in 2015), and thus through the three successful Colombian offshore wells, Kronos, Purple Angel and Gorgon-1, Ecopetrol has demonstrated the possible existence of a gasiferous province in this region of the Colombian Caribbean.

During the second quarter we initiated the drilling of the Siluro well (Block RC-11, operated by Repsol) and the Warrior-2 well in the Gulf of Mexico (United States), in association with and operated by Anadarko.

In addition, in the Colombian Onshore, in March Ecopetrol reported that the Boranda-1 well (operated by Parex) had discovered the presence of crude in the Valle Medio of Magdalena, in the municipality of Rionegro, Department of Santander.

The Boranda-1 well, achieved a depth of 3,657 meters, where it confirmed finding medium crude (20º API). The proximity of crude receiving stations (Payoa at 30 km; Provincia at 40 km) and the Barrancabermeja refinery (90 km) represents a competitive and operating advantage.

This new discovery forms part of the exploratory strategy, developing the focus of exploration in zones near production fields. The Boranda-1 well is in the producing region of the Aullador and Cristalina fields to the southwest, and Pavas-Cachira to the northeast.

In the first quarter of the year, no seismic acquisition programs were executed, nor were any dilution processes closed.

c.	Production

Table 10 – Gross Production* - Ecopetrol Business Group

A	B	C	D
mboed	1Q 2017	1Q 2016	∆ (%)
Crude Oil	543.3	565.3	(3.9)%
Natural Gas	111.0	124.3	(10.7)%
Total Ecopetrol S.A.	654.3	689.6	(5.1)%

Crude Oil	22.1	16.1	37.3%
Natural Gas	4.7	0.6	683.3%
Total Hocol	26.8	16.7	60.5%

Crude Oil	11.5	12.6	(8.7)%
Natural Gas	4.3	8.6	(50.0)%
Total Equion**	15.8	21.2	(25.5)%

Crude Oil	4.4	4.3	2.3%
Natural Gas	0.4	1.2	(66.7)%
Total Savia**	4.8	5.5	(12.7)%

Crude Oil	8.5	2.8	203.6%
Natural Gas	2.0	0.8	150.0%
Total Ecopetrol America	10.5	3.6	191.7%

Crude Oil	589.8	601.1	(1.9)%
Natural Gas	122.4	135.5	(9.7)%
Total Group's Production	712	737	(3.3)%

* Gross production includes royalties and is prorated for Ecopetrol’s share in each company.

** Equión and Savia are incorporated through the equity method of accounting.

Note: Gas production includes white products.

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At the close of the first quarter of 2017, the Business Group’s production was at 712 mboed, down 3.3% from the same period in 2016. This drop is primarily explained by operational and public-security difficulties that affected production during the period, and by the natural decline of the fields.

In the first quarter, Ecopetrol S.A.’s production was 654.3 mboed, down 5.1% compared to the same period in 2016. These results are primarily explained by: i) the effect of attacks against the Caño Limón Coveñas oil pipeline which resulted in a closure which was resolved as of April 7 of the current year, ii) Operational problems in Chichimene field, iii) the natural decline of the Castilla, Chichimene and Guajira fields, which was partially offset by the higher proportions as of the second half of 2016 in the Cusiana and Rubiales fields.

Investments made in the second half of 2016 yielded positive reactions in the production of the Rubiales, Quifa and La Cira-Infantas assets, which in the first quarter 2017 reported output above the levels at the close of 2016.

As for our subsidiaries, in the first quarter of 2017 production increased 10.9 mboed, up 23%, largely explained by increases at Hocol and Ecopetrol America. In the case of Hocol, the increase may be explained by the startup of operations at the gas treatment plant for the Bonga-Mamey fields, the assignment of interests in the Espinal agreement executed by Ecopetrol on January 1, 2017 in favor of Hocol, and normalization of the Guarrojo operation by the lifting of the precautionary measure imposed by the Constitutional Court in the first quarter of 2016. For Ecopetrol America, the increase was due to the entry of Gunflint in the second half of 2016. Savia and Equión declined close to 6 mboed, most of which was due to Equion, associated to the termination of the Tauramena contract in Cusiana in July 2016 in favor of Ecopetrol S.A.

Table 11 - Net Production* - Ecopetrol Business Group**

A	B	C	D
mboed	1Q 2017	1Q 2016	∆ (%)
Crude Oil	498.3	518.3	(3.9)%
Natural Gas***	104.5	115.0	(9.1)%
Total	602.8	633.3	(4.8)%

* Net production does not include royalties and is prorated for Ecopetrol’s share in each company.

** Equión and Savia are incorporated through the equity method of accounting.

*** Gas production includes white products.

Projects increasing the Recovery Factor:

In the first quarter of 2017, we successfully advanced in the approval for the expansion of the tertiary recovery project using CDG technology in the Dina K field, which will be initiating investment in the second half of the year; this project is the first expansion of this kind of technology in Colombia.

Similarly, during the year we will continue to assess collection technologies through 12 pilots currently in operation, the start of one new pilot and the execution of 11 technology assessment studies. Based on the results obtained, we will work on structuring water injection expansion projects at Chichimene, Castilla water injection, continuous steam injection at Teca (Ecopetrol - Occidental) and the injection of improved water (polymers) at Palogrande.

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Table 12 - Gross Production by Region - Net Share of the Ecopetrol Business Group

A	B	C	D
mboed	1Q 2017	1Q 2016	∆ (%)
La Cira-Infantas	22.5	19.2	17.2%
Casabe	16.5	19.2	(14.1)%
Yarigui	15.8	18.5	(14.6)%
Other	31.3	35.6	(12.1)%
Total Central Region	86.1	92.5	(6.9)%

Castilla	113.8	128.4	(11.4)%
Chichimene	68.9	77.9	(11.6)%
Cupiagua	41.1	44.9	(8.5)%
Cusiana (2)	34.9	0.0	N/A
Other (3)	17.0	19.4	(12.4)%
Total Orinoquía Region	275.7	270.6	1.9%

Huila Area (4)	3.2	8.7	(63.2)%
San Francisco Area	6.5	7.2	(9.7)%
Tello Area	4.5	4.8	(6.3)%
Other	12.9	9.5	35.8%
Total South Region	27.1	30.2	(10.3)%

Rubiales (1)	118.6	0.0	N/A
Caño Sur (3)	1.3	0.0	N/A
Total East Region	119.9	0.0	N/A

Rubiales (1)	0.0	86.6	(100.0)%
Cusiana (2)	0.0	30.3	(100.0)%
Guajira	26.7	39.6	(32.6)%
Caño Limón	17.8	27.2	(34.6)%
Piedemonte	28.6	0.0	N/A
Quifa	19.4	21.6	(10.2)%
Nare	14.1	0.0	N/A
Other	38.9	91.0	(57.3)%
Total Associated Operations	145.5	296.3	(50.9)%

Total Ecopetrol S.A.	654.3	689.6	(5.1)%

Direct Operation	512.0	396.5	29.1%
Associated Operation	142.3	293.1	(51.5)%

Ocelote	14.3	9.9	44.4%
Other	12.5	6.8	83.8%
Total Hocol	26.8	16.7	60.5%

Piedemonte	14.5	15.7	(7.6)%
Tauramena/Rio Chitamena	0.2	4.2	(95.2)%
Other	1.2	1.3	(7.7)%
Total Equión*	15.9	21.2	(25.0)%

Lobitos	1.7	2.1	(19.0)%
Peña Negra	2.3	2.3	0.0%
Other	0.8	1.1	(27.3)%
Total Savia*	4.8	5.5	(12.7)%

Dalmatian	1.3	1.8	(27.8)%
K2	2.0	1.8	11.1%
Gunflint	7.2	0.0	N/A
Total Ecopetrol America Inc.	10.5	3.6	191.7%

Total Affiliates	58.0	47.0	23.4%

Total Group's Production	712	737	(3.3)%

* Equión and Savia are not consolidated within the Ecopetrol Business Group.

(1) Rubiales: Up to the close of the first half of 2016, this field belonged to the Vice-presidency of Assets with Partners. As of July 1, it has belonged to the new Eastern Region Vice-presidency.

(2) Cusiana: Up to the close of the first half of 2016, this field belonged to the Vice-presidency of Assets with Partners. As of July 1, it has belonged to the Orinoquia Region Vice-presidency.

(3) Caño Sur: Up to the close of the first half of 2016, this field belonged to the Orinoquia Region Vice-presidency. As of July 1, it has belonged to the new Eastern Region Vice-presidency.

(4) Huila: Some assets were reclassified and are reported under Other Fields for the Southern Region.

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Table 13 - Gross Production - Ecopetrol Business Group (By Type of Crude)

A	B	C	D
mbod	1Q 2017	1Q 2016	∆ (%)
Light	67.1	65.4	2.6%
Medium	173.4	190.0	(8.7)%
Heavy	349.3	345.7	1.0%
Total	589.8	601.1	(1.9)%

Business Group Lifting Cost

Table 14 - Lifting Cost - Ecopetrol Business Group

A	B	C	D
USD/Bl	1Q 2017	1Q 2016	LTM
Lifting Cost	6.67	4.87	6.80

The lifting cost per barrel produced by the Ecopetrol S.A. Business Group, not including any royalties, yields a result of USD 6.67/bl for the period from January to March 2017, which when compared to the same period in 2016 (USD 4.87/bl) was up 36.9%, the net effect of which may be explained by:

•	Volume Effect (+USD 0.35/bl): As a consequence of lower production volumes during the analysis period.
•	Cost Effect (+USD 0.77/bl): i) Greater accrual of costs associated with Rubiales’ assets, which in 1Q/16 were low under the joint venture contract conditions (58% ECP and 42% Pacific E&P); and ii) Higher number of well interventions and services.
•	TRM Effect (+USD 0.68/bl): For purposes of a higher exchange rate, which fell COP 326.57/usd (1Q17: COP 2,922.47/usd vs 1Q16: COP 3,249.04 /usd).

The dollar portion of the lifting cost was 14%.

d.	Transport

Table 15 - Transported Volumes – Ecopetrol Business Group

A	B	C	D
mbod	1Q 2017	1Q 2016	∆ (%)
Crude	805.3	952.0	(15.4)%
Refined Products	265.8	264.4	0.5%
Total	1,071.1	1,216.4	(11.9)%

Note: Observed transported volumes correspond to group companies and third parties.

Crude volumes transported along the principal systems of Cenit S.A.S and its subsidiaries during the first quarter of 2017 declined 15.4% compared to the same quarter the previous year, due to the country’s lower crude production volume. Of the total volume of crude carried by oil pipeline, approximately 67% corresponded to crude owned by Ecopetrol.

For refined products, the volumes carried by Cenit S.A.S in the first quarter of the year grew 0.5% versus the same period the year before, as a result of greater use of the Galán – Sebastopol systems to meet the demand for fuels in the country’s interior. Of the total volume of products carried by poly-lines, close to 19% corresponded to products owned by Ecopetrol.

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Progress on projects during the first quarter:

•	SAN FERNANDO – MONTERREY: The filling of the tanks was culminated to thus initiate system commissioning tests the next quarter.

•	HIGHER VISCOSITY CRUDE TRANSPORT INITIATIVE: We continued transporting through the systems of Cenit and its subsidiaries at viscosities higher than 300cSt. Our priorities include completing the required adaptations to allow transport at 600cSt from Llanos Orientales to Coveñas in a continuous flow. Investments were also initiated to place the crude dilution systems into operation at Coveñas, which will allow for the delivery of crude at viscosities and densities specified by our customers. The dilution center is one of the first steps to succeed in developing a major mixing center at Coveñas that will enhance value generation, for both export crudes and those sent to the refinery. Both initiatives are expected to be 100% operational in the second quarter of the year.

•	OCENSA P135: Some activities, which do not compromise the operation, are still undergoing. For the capacity’s service start-up, efforts with the Colombian Ministry of Mining and Energy (MME) to commission capacity are ongoing, for the issuance of permits for the start of operations scheduled for the second quarter.

Cost per Barrel Transported

Table 16 - Cost per Barrel Transported - Ecopetrol Business Group

A	B	C	D
USD/Bl	1Q 2017	1Q 2016	LTM
Cost per Barrel Transported	3.61	3.42	3.27

Cost per barrel transported in 1Q 2017 was USD 3.61/bl, which when compared to the results for the same period in 2016 (USD 3.42/bl), represents an increase of 5.6%, explained as follows:

•	Volume Effect (+USD 0.34/bl): Due to lower volumes transported as a result of lower volumes produced.
•	Cost Effect (-USD 0.51/bl): Due to lower maintenance operating costs.
•	TRM Effect (+USD 0.36/bl): A lower Colombian peso/US dollar exchange rate which decreased COP 326.57/usd (1Q17: COP 2,922.47/usd Vs 1Q16: COP 3,249.04/usd).

The dollar share of cost per barrel transported was 10%.

e.	Refining

Cartagena Refinery:

In the first quarter of 2017 most of the refinery units were in operation, with the exception of the alkalization unit, which was undergoing maintenance to correct problems that arose in the cooling water system and which is expected to resume operations in the second quarter of 2017.

The process of stabilization and completion of acceptance and performance tests continued. Four additional tests were carried out during the quarter, beyond those carried out in 2016, yielding progress to date of 74%; that is, tests have been carried out on 25 of the new refinery’s 34 units. The remaining individual tests will be carried out in the second quarter of 2017 and the process will culminate with a complete performance test of the refinery, which is expected to be carried out in the second semester of 2017.

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The average crude load from January to March 2017 was 122.9 mbd.

The average gross refining margin was USD 6.8/bl. It is expected that after completing stabilization and the performance tests, the margin will be in line with the market trend for high-complexity refineries.

The first ultra-low sulfur diesel (ULSD) sales were executed in March; this product sees the highest added value in the profile of the refinery’s products. This product was also sent to the country’s interior in order to fulfill local demand in this market.

Reficar’s local sales volumes were 56.2 mbd (including sales to Group companies), 19% over the same period of 2016 (47.3 mbd). This growth is explained largely by the sale of diesel and petrochemicals such as sulfur, light cycle oil, slurry and propylene.

Year-to-date for the quarter, 69.4 mbd was exported, 5% more than the same period in 2016 (66.3 mbd), including 29.3 mbd of diesel, 20.3 mbd of naphthas and gasolines, 9.4 mbd of coke and 10.4 mbd of other (fueloil, butane, LCO, etc.).

For the refinery load, 86.7 mbd of crude were imported, and 47.6 mbd purchased on the domestic market, largely supplied by Ecopetrol.

Barrancabermeja Refinery:

Table 17 - Load, Use Factor and Production – Barrancabermeja Refinery

A	B	C	D
	1Q 2017	1Q 2016	∆ (%)
Refinery runs* (mbod)	214.5	216.3	(0.8)%
Utilization factor (%)	78.2%	80.1%	(2.4)%
Production (mboed)	216.4	217.3	(0.4)%

* Corresponds to volumes actually loaded, not those received.

Comparing the first quarter of 2017 to the same period of 2016, both the crude load and the use factor, as well as the production of refined products, declined, due to the greater composition of heavy crudes in the processed crude diet.

Costs and margins of the Refining segment

Table 18 - Refining Cash Cost (does not include Reficar) - Ecopetrol Business Group

A	B	C	D
USD/Bl	1Q 2017	1Q 2016	LTM
Refining Operating Cash Cost	4.49	3.54	4.25

The cash cost indicator for the first quarter of 2016 was USD 4.49/bl, which when compared to the result for the same period in 2016 (USD 3.54/bl), represents an increase of 26.8%, primarily explained by:

•	Volume Effect (+USD 0.10/bl): higher costs associated with a lower registered load.
•	Cost Effect (+USD 0.40/bl):

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o	(USD +0.49/bl): greater output at fixed cost associated with day-to-day maintenance strategies in crude refining, for operational changes due to modifications of the diet received, as well as administrative costs incurred, along with support services from the ICP.
o	(USD -0.09/bl): lower Propilco operating costs associated with lower volumes produced and sold due to the reduced international supply of polypropylene.
•	TRM Effect (USD +0.45/bl): originating from translating peso costs into dollars at a lower exchange rate, which fell COP 326.57/usd (1Q17: COP 2,922.47/usd Vs 1Q16: COP 3,249.04/usd).

The dollar share corresponding to the cash cost of the refining segment was 19%.

Table 19 - Refining Margin – Barrancabermeja Refinery

A	B	C	D
USD/Bl	1Q 2017	1Q 2016	∆ (%)
Refining Margin	14.6	14.1	4.0%

The increase in the Barrancabermeja gross refining margin between the first quarter of 2017 and the first quarter of 2016 corresponds primarily to the sustainability of the operating initiatives implemented from the second half of last year to increase the value of certain process flows, primarily medium distillates. Additionally, better international price behavior was also observed.

III.	Organizational Consolidation, Corporate Responsibility and Corporate Governance (Ecopetrol S.A.)

a.	Organizational consolidation

Table 20 - HSE (Health, Safety and Environment) Performance

A	B	C
HSE Index*	1Q 2017	1Q 2016
Accident Frequency Index (accidents per million labor hours)	0.51	0.50
Environmental Incidents	4	0

* The results of the indicators are subject to modification after the close of the quarter because some accidents and incidents are reclassified consistent with the final result of the investigations.

Milestones:

•	95% compliance in obtaining environmental authorizations to enable Ecopetrol operations and projects.
•	Synergies between the subsidiaries of the business group in order to share and standardize HSE practices and improve group performance.

b.	Corporate Responsibility

Social Investment:

During the first quarter of 2017 resources for social investments were deployed in the amount of COP 2,583 billion allocated to education and culture programs.

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Annual General Shareholders’ Meeting:

On March 31, 2017, the Shareholders’ General Assembly was held in which more than 3,000 shareholders participated. Among the topics approved by the Assembly were: 1) reports from management 2) unconsolidated and consolidated financial statements as of December 31, 2016, 3) external auditor’s report 4) approval of the earnings distribution plan 5) appointment of Ernst & Young as external auditor for year 2017 and 6) election of the Board of Directors for the period 2017–2018.

IV.	Presentations on Quarterly Results

Ecopetrol’s management will hold online presentations to report first quarter 2017 results.

Spanish	English
May 12, 2017	May 12, 2017
8:00 a.m. Bogotá	9:30 a.m. Bogotá
9:00 a.m. New York	10:30 a.m. New York

The web conference will be available on the Ecopetrol website at www.ecopetrol.com.co.

Please check that your browser allows for normal display of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Statements of future projections:

This press release may contain statements of future projections related to business prospects, estimated for operational and financial results, and Ecopetrol’s growth. These are projections, and as such are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s business plan. These statements on the future basically depend on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and industry, and other factors; they are therefore subject to change without prior notice.

Contact Information:

Corporate Finance and Investor Relations Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Fax: +571-234-4480

Email: mauricio.tellez@ecopetrol.com.co

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V.	Ecopetrol Group Appendices

Table 1 - Local Purchases and Imports – Ecopetrol Business Group

A	B	C	D
Local Purchases (mboed)	1Q 2017	1Q 2016	∆ (%)
Crude Oil	156.1	167.5	(6.8)%
Natural Gas	1.8	1.7	5.9%
Refined Products	3.3	5.5	(40.0)%
Diluent	2.8	1.4	100.0%
Total	164.0	176.1	(6.9)%

Imports (mboed)	1Q 2017	1Q 2016	∆(%)
Crude Oil	90.5	36.5	147.9%
Refined Products	79.7	114.5	(30.4)%
Diluent	56.6	62.9	(10.0)%
Total	226.8	213.9	6.0%

* Includes purchases of royalties and purchases from third parties

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Table 2 – Profit and Loss Statement – Ecopetrol Business Group

A	B	C
COP Billion	1Q 2017*	1Q 2016*
Revenue
Local Sales	6,716	6,032
Export Sales	6,655	4,453
Total Revenue	13,371	10,485
Cost of Sales
Depreciation, Amortization and Depletion	2,022	1,642
Depreciation, Amortization and Depletion	1,452	1,189
Depreciation	570	453
Variable Costs	5,401	4,306
Imported products	3,529	2,220
Purchase of Hydrocarbons	1,693	1,262
Hydrocarbon Transportation Services	164	234
Inventories and others	15	590
Fixed Costs	1,723	1,498
Contracted Services	515	585
Maintenance	453	308
Labor Costs	415	282
Other	340	323
Total Cost of Sales	9,146	7,446
Gross Income	4,225	3,039
Operating Expenses	926	1,440
Administration expenses	899	1,356
Exploration and Projects expenses	27	84
Operating Income	3,299	1,599
Finance result, net	(1,019)	(136)
Foreign exchange, net	(449)	625
Interest, net	(535)	(598)
Financial Income (Loss)	(35)	(163)
Share of profit of companies	31	(27)
Income before income tax	2,311	1,436
Income Tax	(1,238)	(825)
Net Income Consolidated	1,073	611
Non-controlling interest	(187)	(248)
Net income attributable to Owners of Ecopetrol	886	363

EBITDA	5,813	4,137
EBITDA Margin	43.5%	39.5%

* These figures are included solely for illustrative purposes. Unaudited.

23

Table 3 – Balance Sheet – Ecopetrol Business Group

A	B	C	D
COP Billion	March 31, 2017 *	December 31, 2016*	∆ (%)
Current assets
Cash and cash equivalents	8,165	8,410	(2.9)%
Trade and other receivables	3,880	4,212	(7.9)%
Inventories	4,330	3,842	12.7%
Current tax assets	840	1,129	(25.6)%
Financial assets held for sale	52	52	0.0%
Other financial assets	7,009	5,316	31.8%
Other assets	1,025	1,036	(1.1)%
	25,301	23,997	5.4%
Non-current assets held for sale	116	132	(12.1)%
Total current assets	25,417	24,129	5.3%

Non-current assets
Investments in associates and joint ventures	1,476	1,553	(5.0)%
Trade and other receivables	745	730	2.1%
Property, plant and equipment	60,467	62,269	(2.9)%
Natural and environmental resources	21,521	22,341	(3.7)%
Intangibles	269	272	(1.1)%
Deferred tax assets	6,520	6,896	(5.5)%
Other financial assets	2,362	1,371	72.3%
Other non-current assets	1,721	1,746	(1.4)%
Total non-current assets	95,081	97,178	(2.2)%

Total assets	120,498	121,307	(0.7)%

Liabilities
Current liabilities
Loans and borrowings	4,095	4,126	(0.8)%
Trade and other payables	6,799	6,855	(0.8)%
Provision for employees benefits	1,994	1,974	1.0%
Current tax liabilities	2,915	2,131	36.8%
Accrued liabilities and provisions	817	822	(0.6)%
Other liabilities	421	439	(4.1)%
Total current liabilities	17,041	16,347	4.2%
Liabilities related to non-current assets held for sale	40	40	0.0%
Total current liabilities	17,081	16,387	4.2%

Non-current liabilities
Loans and borrowings	46,316	48,096	(3.7)%
Trade and other payables	22	24	(8.3)%
Provision for employees benefits	3,790	3,901	(2.8)%
Deferred tax liabilities	2,410	2,229	8.1%
Accrued liabilities and provisions	5,187	5,096	1.8%
Other long-term liabilities	275	255	7.8%
Total non-current liabilities	58,000	59,601	(2.7)%

Total liabilities	75,081	75,988	(1.2)%

Equity
Equity attributable to owners of the Company	43,793	43,673	0.3%
Non-controlling interests	1,624	1,646	(1.3)%
Total Equity	45,417	45,319	0.2%

Total liabilities and equity	120,498	121,307	(0.7)%

* These figures are included solely for illustrative purposes. Unaudited.

24

Table 4 – Comprehensive Income Statement – Ecopetrol Business Group

A	B	C
COP Billion	1Q 2017*	1Q 2016*
Net income consolidated	1,073	611
Components of other comprehensive income, net of taxes
Accumulated foreign currency translation	(763)	(1,003)
Net fair value gain (Loss) on available-for-sale financial assets	0	125
Cash flow hedges for future exports	440	511
Hedge of a net investment in foreign operation	396	0
Cash flow hedges - derivative financial instruments	(11)	45
Measurement of defined benefit obligation	81	(125)
Others	9	(5)
Total other comprehensive income	152	(452)
Total Comprehensive income	1,225	159
Attributable to:
Shareholders	1,064	(53)
Non-controlling interests	161	212
Total Comprehensive income	1,225	159

* These figures are included solely for illustrative purposes. Unaudited.

25

Table 5 – Cash Flow Statement – Ecopetrol Business Group

A	B	C
COP Billion	1Q 2017*	1Q 2016*

Cash flow provided by operating activities:
Net income attributable to Owners of Ecopetrol S.A.	886	363
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	187	248
Income tax	1,238	825
Depreciation, depletion and amortization	2,063	1,713
Foreign exchange (gain) loss	449	(625)
Finance costs recognised in profit or loss	824	813
Loss (Gain) on disponsal of non-current assets	(15)	23
Impairment of assets	57	92
Fair value (gain) on financial assets valuation	147	26
Share or profit os associates and joint ventures
Dry wells	3	78
(Gain) loss on sale of equity instruments measured at fair value	(31)	27
Realized foreign exchange cash flow hedges	134	134
Net changes in operating assets and liabilities	(813)	437
Income tax paid	(674)	(352)
Cash provided by operating activities	4,455	3,802

Cash flows from investing activities:
Investment in property, plant and equipment	(284)	(843)
Investment in natural and environmental resources	(377)	(647)
Payments for intangibles	(22)	(10)
Proceeds from sales of equity instruments measured at fair value
(Purchases) sales of other financial assets	(2,942)	(47)
Interest received	106	69
Dividends received
Proceeds from sales of assets	30	85
Net cash used in investing activities	(3,489)	(1,393)

Cash flows from financing activities:
Proceeds (repayment of) from borrowings	(92)	788
Interest paid	(713)	(596)
Dividends paid	(114)	(1,058)
Net cash provided (used) in financing activities	(919)	(866)

Exchange difference in cash and cash equivalents	(292)	(458)
Net increase in cash and cash equivalents	(245)	1,085
Cash and cash equivalents at the beginning of the period	8,410	6,550
Cash and cash equivalents at the end of the period	8,165	7,635

* These figures are included solely for illustrative purposes. Unaudited. Some figures from previous periods were reclassified for comparative purposes.

Table 6 – EBITDA Reconciliation – Business Group

A	B	C
COP$ Billion	1Q 2017*	1Q 2016*
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	886	363
+ Depreciation, depletion and amortization	2,063	1,713
+/- Impairment of non-current assets	4	56
+/- Finance results, net	1,019	136
+ Income tax	1,238	825
+ Other taxes	416	796
+/-Non-controlling interest	187	248
CONSOLIDATED EBITDA	5,813	4,137

* These figures are included solely for illustrative purposes. Unaudited.

26

Table 7 – EBITDA Reconciliation by Segment – (1Q 2017)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	429	(215)	673	(1)	886
+ Depreciation, depletion and amortization	1,493	295	275	0	2,063
+/- Impairment of non-current assets	1	3	0	0	4
+/- Finance results, net	730	240	49	0	1,019
+ Income tax	468	110	660	0	1,238
+ Other taxes	200	125	91	0	416
+/-Non-controlling interest	0	0	187	0	187
CONSOLIDATED EBITDA	3,321	558	1,935	(1)	5,813

These figures are included solely for illustrative purposes. Unaudited.

Table 8 – EBITDA Reconciliation by Segment (1Q 2016)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	(394)	(130)	903	(16)	363
+ Depreciation, depletion and amortization	1,219	247	247	0	1,713
+/- Impairment of non-current assets	(1)	57	0	0	56
+/- Finance results, net	(123)	21	135	103	136
+ Income tax	(149)	211	763	0	825
+ Other taxes	419	177	200	0	796
+/-Non-controlling interest	0	(3)	251	0	248
CONSOLIDATED EBITDA	971	580	2,499	87	4,137

These figures are included solely for illustrative purposes. Unaudited.

VI.	Appendices on Results of Subordinated Companies and Equity Interests

Following are the results of Ecopetrol S.A. (not consolidated), subordinate companies and equity interests.

1.	Ecopetrol S.A:

Table 9 – Income Statement

A	B	C
COP Billion	1Q 2017*	1Q 2016*
Local Sales	4,888	4,166
Free Trade Zone Sales	730	673
Export Sales	5,082	3,313
Total Sales	10,700	8,152
Variable costs	6,146	5,219
Fixed costs	2,060	2,092
Cost of Sales	8,206	7,311
Gross Profits	2,494	841
Operating Expenses	575	838
Operating Income	1,919	3
Financial income (loss)	(926)	68
Share of profit of companies	370	324
Income before Income Tax	1,363	395
Income tax	(477)	(32)
Net Income	886	363

EBITDA	3,589	1,764
EBITDA Margin	33.5%	21.6%

* These figures are included solely for illustrative purposes. Unaudited

27

Table 10 – Balance Sheet

A	B	C	D
COP Billion	March 31, 2017 *	Diciembre 31, 2016*	∆ (%)
Current assets
Cash and cash equivalents	4,721	5,360	(11.9)%
Trade and other receivables	4,123	4,620	(10.8)%
Inventories	2,694	2,590	4.0%
Current tax assets	366	661	(44.6)%
Financial assets held for sale	52	52	0.0%
Other financial assets	10,249	8,830	16.1%
Other assets	760	879	(13.5)%
	22,965	22,992	(0.1)%
Non-current assets held for sale	30	30	0.0%
Total current assets	22,995	23,022	(0.1)%

Non-current assets
Investments in associates and joint ventures	27,887	28,517	(2.2)%
Trade and other receivables	3,121	3,089	1.0%
Property, plant and equipment	20,817	21,276	(2.2)%
Natural and environmental resources	17,786	18,316	(2.9)%
Intangibles	165	169	(2.4)%
Deferred tax assets	3,900	4,293	(9.2)%
Other financial assets	2,010	1,007	99.6%
Other non-current assets	1,828	1,849	(1.1)%
Total non-current assets	77,514	78,516	(1.3)%

Total assets	100,509	101,538	(1.0)%

Liabilities
Current liabilities
Loans and borrowings	2,567	2,650	(3.1)%
Trade and other payables	5,387	5,455	(1.2)%
Provision for employees benefits	1,964	1,949	0.8%
Current tax liabilities	938	587	59.8%
Accrued liabilities and provisions	611	620	(1.5)%
	11,467	11,261	1.8%
Liabilities related to assets held for sale	40	40	0.0%
Total current liabilities	11,507	11,301	1.8%

Non-current liabilities
Loans and borrowings	35,637	37,090	(3.9)%
Provision for employees benefits	3,790	3,901	(2.8)%
Deferred tax liabilities	1,445	1,296	11.5%
Accrued liabilities and provisions	4,288	4,230	1.4%
Other long-term liabilities	50	46	8.7%
Total non-current liabilities	45,210	46,563	(2.9)%

Total liabilities	56,717	57,864	(2.0)%

Equity
Equity attributable to owners of the Company	43,792	43,674	0.3%

Total Equity	43,792	43,674	0.3%

Total liabilities and equity	100,509	101,538	(1.0)%

* These figures are included solely for illustrative purposes. Unaudited

28

Exploration and Production

2.	Hocol:

Table 11 – Income Statement

A	B	C
COP Billion	1Q 2017*	1Q 2016*
Local sales	108	103
Export sales	189	152
Total Sales	297	255
Variable costs	121	194
Fixed costs	78	67
Cost of Sales	199	261
Gross Profits	98	(6)
Operating Expenses	19	29
Operating Income	79	(35)
Financial income (loss)	0	6
Share of profit of companies	12	17
Income before Income Tax	91	(12)
Income tax	(51)	(11)
Net Income	40	(23)

EBITDA	188	47
EBITDA Margin	63.3%	18.4%

* These figures are included solely for illustrative purposes. Unaudited.

Table 12 – Balance Sheet

A	B	C
COP Billion	March 31, 2017*	December 31, 2016*
Current assets	837	787
Non current assets	2,143	2,203
Total Assets	2,980	2,990
Current liabilities	912	934
Non current liabilities	318	297
Total Liabilities	1,230	1,231
Equity	1,750	1,759
Total Liabilities and Equity	2,980	2,990

* These figures are included solely for illustrative purposes. Unaudited.

29

3.	Savia Perú:

Table 13 – Income Statement

A	B	C
USD Million	1Q 2017*	1Q 2016*
Local sales	24.7	14.7
Export sales	0.0	0.0
Total Sales	24.7	14.7
Variable costs	14.0	11.7
Fixed costs	9.6	10.5
Cost of Sales	23.6	22.2
Gross Profits	1.1	(7.5)
Operating Expenses	1.2	(6.2)
Operating Income	2.3	(13.7)
Financial income (loss)	(1.0)	(0.8)
Income before Income Tax	1.3	(14.5)
Income tax	2.1	2.7
Net Income	3.4	(11.8)

EBITDA	16.0	(1.4)
EBITDA Margin	64.8%	(9.5)%

* These figures are included solely for illustrative purposes. Unaudited. The quarterly figures correspond to the period between January 1 and February 28 of each year.

Table 14 – Balance Sheet

A	B	C
USD Million	February 28, 2017*	December 31, 2016*
Current assets	121	106
Non current assets	571	565
Total Assets	692	670
Current liabilities	47	49
Non current liabilities	244	224
Total Liabilities	291	273
Equity	401	398
Total Liabilities and Equity	692	670

* These figures are included solely for illustrative purposes. Unaudited.

30

4.	Equión:

Table 15– Income Statement

A	B	C
COP Billion	1Q 2017*	1Q 2016*
Local sales	43	85
Export sales	252	181
Total Sales	295	266
Variable costs	142	236
Fixed costs	27	36
Cost of Sales	169	272
Gross Profits	126	(6)
Operating Expenses	(5)	(21)
Operating Income	121	(27)
Financial income (loss)	1	20
Income before Income Tax	122	(7)
Income tax	(100)	(17)
Net Income	22	(24)

EBITDA	249	193
EBITDA Margin	84.4%	72.6%

* These figures are included solely for illustrative purposes. Unaudited.

* Includes adjustment and reclassifications for standardization with the Business Group’s accounting policies.

Table 16– Balance Sheet

A	B	C
COP Billion	March 31, 2017*	December 31, 2016*
Current assets	829	712
Non current assets	1,386	1,550
Total Assets	2,215	2,262
Current liabilities	422	417
Non current liabilities	94	96
Total Liabilities	516	513
Equity	1,699	1,749
Total Liabilities and Equity	2,215	2,262

* These figures are included solely for illustrative purposes. Unaudited.

31

Refining and Petrochemicals

1.	Essentia (Propilco):

Table 17 – Sales Volumes

A	B	C
Sales volumes (tons)	1Q 2017	1Q 2016
Polypropylene	108,674	118,856
Masterbatch	2,718	4,427
Polyethylene	7,734	6,026
Total	119,126	129,310

Table 18 – Income Statement

A	B	C
COP Billion	1Q 2017*	1Q 2016*
Local sales	175	195
Export sales	293	319
Total Sales	468	514
Variable costs	369	357
Fixed costs	29	26
Cost of Sales	398	383
Gross Profits	70	131
Operating Expenses	39	43
Operating Income	31	88
Financial income (loss)	1	(1)
Share of profit of companies	30	19
Income before Income Tax	62	106
Income tax	(20)	(33)
Net Income	42	73

EBITDA	47	101
EBITDA Margin	10.0%	19.6%

* These figures are included solely for illustrative purposes. Unaudited.

Table 19 – Balance Sheet

A	B	C
COP Billion	March 31, 2017*	December 31, 2016*
Current assets	994	833
Non current assets	870	976
Total Assets	1,864	1,809
Current liabilities	411	347
Non current liabilities	96	94
Total Liabilities	507	441
Equity	1,357	1,368
Total Liabilities and Equity	1,864	1,809

* These figures are included solely for illustrative purposes. Unaudited.

32

2.	Reficar:

Table 20 – Sales Volumes

A	B	C
Sales Volume (mboed)	1Q 2017	1Q 2016
Local	56.2	47.3
International	73.2	66.3
Total	129.4	113.6

Table 21 – Income Statement

A	B	C
COP Billion	1Q 2017*	1Q 2016*
Local sales	899	666
Export sales	961	574
Ventas Totales	1,860	1,240
Variable costs	1,593	1,190
Fixed costs	288	133
Cost of Sales	1,881	1,323
Gross Profits	(21)	(83)
Operating expenses	200	289
Operating Income	(221)	(372)
Financial income (loss)	(123)	(112)
Income before Income Tax	(344)	(484)
Income tax	9	18
Net Income	(335)	(466)

EBITDA	2	(175)
Margin EBITDA	0.1%	(14.1)%

* These figures are included solely for illustrative purposes. Unaudited.

Table 22 – Balance Sheet

A	B	C
COP Billion	March 31, 2017*	December 31, 2016*
Current assets	2,092	2,006
Non current assets	22,329	23,295
Total Assets	24,421	25,301
Current liabilities	2,995	2,975
Non current liabilities	13,861	14,211
Total Liabilities	16,856	17,186
Equity	7,565	8,115
Total Liabilities and Equity	24,421	25,301

* These figures are included solely for illustrative purposes. Unaudited.

33

Transport

1.	Cenit:

Table 23 – Income Statement

A	B	C
COP Billion	1Q 2017*	1Q 2016*
Local sales	1,015	1,097
Export sales	0	0
Total Sales	1,015	1,097
Variable costs	50	26
Fixed costs	388	350
Cost of Sales	438	376
Gross Profits	577	721
Operating Expenses	79	142
Operating Income	498	579
Financial income (loss)	(17)	(36)
Share of profit of companies	414	532
Income before Income Tax	895	1,075
Income tax	(208)	(202)
Net Income	687	873

EBITDA	665	789
EBITDA Margin	65.5%	71.9%

* These figures are included solely for illustrative purposes. Unaudited.

Table 24 – Balance Sheet

A	B	C
COP Billion	March 31, 2017*	December 31, 2016*
Current assets	1,459	839
Non current assets	12,051	12,225
Total Assets	13,510	13,064
Current liabilities	1,446	1,270
Non current liabilities	738	729
Total Liabilities	2,184	1,999
Equity	11,326	11,065
Total Liabilities and Equity	13,510	13,064

* These figures are included solely for illustrative purposes. Unaudited.

2016 figures were updated with the definitive closing balance of the Company.

Biofuels

1.	Ecodiesel

Table 25 – Sales Volumes

A	B	C
Sales volume (mboed)	1Q 2017	1Q 2016
Biodiesel	2.3	2.3
Glycerin	0.2	0.2
Total	2.6	2.5

34

Table 26 – Income Statement

A	B	C
COP Billion	1Q 2017*	1Q 2016*
Local sales	100	67
Export sales	0	0
Total Sales	100	67
Variable costs	89	57
Fixed costs	0	0
Cost of Sales	89	57
Gross Profits	11	10
Operating Expenses	4	3
Operating Income	7	8
Financial income (loss)	(0)	(0)
Share of profit of companies	0	0
Income before Income Tax	6	7
Income tax	(2)	(1)
Net Income	5	6

EBITDA	8	9
EBITDA Margin	8.5%	12.7%

* These figures are included solely for illustrative purposes. Unaudited.

The quarterly figures correspond to the period between January 1 and February 28.

Table 27 – Balance Sheet

A	B	C
COP Billion	March 31, 2017*	December 31, 2016*
Current assets	72	73
Non current assets	66	65
Total Assets	138	138
Current liabilities	69	59
Non current liabilities	1	0
Total Liabilities	70	59
Equity	68	79
Total Liabilities and Equity	138	138

* These figures are included solely for illustrative purposes. Unaudited.

2016 figures were updated with the definitive closing balance of the Company.

VII.	Business Group Debt

Table 28 – Long-term debt – Ecopetrol Business Group*

A	B	C	D
Company	Denominated in U.S. Dollars	Denominated in Colombian Pesos**	Total
Ecopetrol	11,809	1,227	13,036
Reficar	2,796	-	2,796
Bicentenario	-	522	522
ODL	-	253	253
Bioenergy	-	162	162
Ocensa	500	-	500
Total	15,105	2,164	17,269

* Nominal debt value as of march 31st, 2017, not including accrual of interest.

** Figures expressed in millions of dollars equivalent with the TRM as of march 31st, 2017.

35